

July 13, 2015

Gregory W. Norwood
Senior Executive Vice President and Chief Financial Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, NY 14210

      Re: First Niagara Financial Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 17, 2015
              Response dated June 1, 2015
              File No. 001-35390

Dear Mr. Norwood:

We have reviewed your June 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2015 letter.

December 31, 2014 Form 10-K

Management's Discussion and Analysis

Financial Overview, page 47

1. We note your response to comment 2 pertaining to the self-identified process issue. Please address the following items:

   • Please revise future filings to provide a significantly enhanced discussion on the nature of the process issue. Revise to discuss the relevant facts and circumstances related to the process issue.

Gregory W. Norwood
First Niagara Financial Group, Inc.
July 13, 2015
Page 2

- Please ensure that you provide appropriate disclosure in your future filings in accordance with Item 103 of Regulation S-K and ASC 450 related to current or pending regulatory and/or legal proceedings. We note that ASC 450-20-50 requires the following information to be disclosed:

  o the amount or range of reasonably possible losses in addition to amounts accrued,
  o that reasonably possible losses cannot be estimated, or
  o that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Please provide us a draft of your proposed disclosures that clearly identifies new or revised disclosures.

Please contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3437 if you have questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant